UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

PROCESSED
MAR 1 8 2009
THOMSON REUTERS

February 17, 2009

Act Exchange Act of 1934
Section 11(d)(1)
Rule
Public Availability 2.17.08

Mr. Thomas C. Baxter, Jr.
Executive Vice President and General Counsel [redacted]
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

09050014

Re: Term Asset-Backed Securities Loan Facility

Dear Mr. Baxter:

Based on the facts and representations set forth in your letter, dated February 17, 2009, the Commission finds that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grants, to any broker-dealer that acts as a primary dealer in government securities (each, a "Primary Dealer") a limited exemption pursuant to Section 36 of the Securities Exchange Act of 1934 ("Exchange Act") from the prohibitions on arranging for the extension or maintenance of credit contained in Section 11(d)(1) of the Exchange Act solely with respect to such Primary Dealer's facilitation of extensions and maintenance of nonrecourse credit on behalf of the Federal Reserve Bank of New York to purchasers of asset-backed securities ("ABS") pursuant to the Term Asset-Backed Loan Facility ("TALF").[1]

The foregoing exemption from the prohibitions on arranging for the extension or maintenance of credit of Exchange Act Section 11(d)(1) is based solely on your representations and the facts presented, particularly your representation that the TALF program is intended to have the effect of unblocking the flow of funds into certain asset classes, which you describe as a critical objective in the Government's overall strategy to stabilize and revitalize the nation's economy.

The foregoing exemption is strictly limited to the application of the prohibitions on arranging for the extension or maintenance of credit under Section 11(d)(1) to activities involving Primary Dealers under the circumstances described above and in your letter.[2] In the event that any material change occurs with respect to any of those facts,

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1 This limited exemption from the prohibitions on arranging for the extension or maintenance of credit contained in Section 11(d)(1) applies solely to such Primary Dealer's facilitation of extensions and maintenance of credit by the FRBNY pursuant to the TALF, and not to any other extension or maintenance of credit, or any other arranging for the extension or maintenance of credit, on new issues of ABS in the distribution of which such Primary Dealer participated as a member of a selling syndicate or group within the meaning of Section 11(d)(1) of the Exchange Act.

2 A Primary Dealer participating in the TALF program must create and preserve records with respect to that activity as required under the Commission's broker-dealer recordkeeping requirements. 17

representations, or circumstances, such activities should be discontinued, pending presentation of the facts for our consideration. The staff expresses no view with respect to any other questions the proposed activities may raise.

For the Commission,
by the Division of Trading and Markets
pursuant to delegated authority,[3]

James L. Eastman
Chief Counsel and Associate Director

CFR 240.17a-3 and 17a-4. Consequently, Primary Dealers must create and maintain records regarding this activity including, but not limited to, blotters, ledgers, written agreements, and correspondence.

[3] 17 C.F.R § 200.30-3(a)(62).

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

2009 FEB 19 PM 12: 22

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: February 18, 2009

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

FRBNY– Exemptive relief regarding Section 11(d)(1) of the Exchange Act

FEDERAL RESERVE BANK OF NEW YORK

NEW YORK, N.Y. 10045-0001

TELEPHONE 212 720-5035

FACSIMILE 212 720-2252

THOMAS.BAXTER@NY.FRB.ORG

THOMAS C. BAXTER, JR.
GENERAL COUNSEL AND
EXECUTIVE VICE PRESIDENT

February 17, 2009

Elizabeth M. Murphy
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Exemptive Relief from the Prohibition on Arranging Certain Credit Under Section 11(d)(1)of the Securities Exchange Act of 1934

Dear Ms. Murphy:

The Federal Reserve Bank of New York ("**FRBNY**") hereby requests relief from the Securities and Exchange Commission (the "**SEC**") under Section 36 of the Securities Exchange Act of 1934 (the "**Exchange Act**") from the prohibition on arranging certain credit contained in Section 11(d)(1) of the Exchange Act. Specifically, such relief is requested to permit brokers and dealers that act as primary dealers in government securities ("**Primary Dealers**")[1] to participate in the Term Asset-Backed Securities Loan Facility ("**TALF**") by facilitating extensions of nonrecourse credit on behalf of the FRBNY to púrchasers of certain new issues of asset-backed securities ("**ABS**") in the distribution of which such Primary Dealers may have participated as member of a selling syndicate or group within the meaning of Section 11(d)(1).

As more fully described below, under the TALF, the FRBNY will finance the purchase by borrowers of newly issued, highly rated ABS collateralized by student loans, auto loans, credit card loans and loans guaranteed by the Small Business Administration (the "**Eligible**

[1] Primary dealers in government securities are those institutions that have been selected by the FRBNY to act as trading counterparties in the execution of the FRBNY's open market operations to carry out monetary policy. In general, primary dealers are expected to (i) make reasonably good markets in their trading relationships with the FRBNY's trading desk; (ii) participate meaningfully in auctions of U.S. Treasury securities; and (iii) provide the FRBNY's trading desk with market information and analysis that may be useful in the formulation and implementation of monetary policy. The current list of primary dealers is available on the FRBNY's website at http://www.newyorkfed.org/markets/pridealers_current.html.

Categories"). Additional categories may be included in the future.[2] The TALF is designed to increase credit availability and support economic activity by facilitating renewed issuance of consumer and small business ABS.

The documentation for TALF contemplates that Primary Dealers will act as agents of borrowers in, among other things, making application for TALF loans. Primary Dealers will also (i) assess the eligibility of prospective borrowers and collateral, (ii) receive that portion of the interest and principal distributions on the collateral that is for the account of the borrowers, and (iii) disburse such interest and principal to the borrowers. The Primary Dealers will also perform certain recordkeeping functions. The function of the Primary Dealers in TALF is necessary to the success of program because the FRBNY lacks the resources to perform these functions itself.

Absent the requested relief, a Primary Dealer would generally be precluded by Section 11(d)(1) of the Exchange Act from directly or indirectly arranging for the extension or maintenance of credit to or for a customer on any security (other than an exempted security) which was a part of a new issue in the distribution of which it participated as a member of a selling syndicate or group within thirty days prior to such transaction (the "**Restricted Period**"), unless an exemption is otherwise available. To the extent that the activities of a Primary Dealer under the TALF Program would entail "arranging" the nonrecourse TALF loans, the restrictions in Section 11(d) would limit the participation of such Primary Dealer and its customers during the Restricted Period in TALF financing with respect to any new issue as to which such Primary Dealer acted as a member of a selling syndicate or group. The FRBNY believes that any such limitations would hamper the effectiveness of the TALF Program.

Because the success of the TALF program is important to the United States Government's efforts to restore the availability of credit in the national economy, the relief requested is amply justified on the grounds of public policy and in the public interest. As more fully described below, various structural features of TALF provide safeguards such that the relief may be granted without compromising investor protection. Accordingly, this request satisfies the criteria for the issuance of an exemptive order under Section 36 of the Exchange Act.

A more detailed discussion of TALF and the justification of the relief requested follows.

TALF Overview

Background /Authorization

The ongoing credit crisis has led to a substantial disruption in the ABS market. Interest rate spreads on many tranches of ABS (including those that are rated AAA) have risen to levels well outside of the range of historical experience, reflecting unusually high risk premiums being

[2] See footnote 3.

demanded by ABS purchasers. As such, the market for new issuance of ABS is significantly depressed, as many issuers cannot issue ABS at economically attractive spreads. The lack of market liquidity and depressed market for new issues has had an attendant negative impact on the availability of credit to consumers and small businesses, as the originators of such credit exposures have been unable to securitize such exposures and sell them into the market.

In order to address these issues, in November 2008, acting on its authority pursuant to Section 13(3) of the Federal Reserve Act, the Federal Reserve Board (the "**Board**") authorized the FRBNY to create TALF. Pursuant to TALF, the FRBNY will offer up to $200 billion of nonrecourse loans to borrowers to facilitate their purchases of ABS, with such loans to be secured by the acquired ABS but without recourse to the borrower.[3] By providing nonrecourse financing at attractive pricing, TALF is designed to increase demand for ABS, restore liquidity to the ABS market and, by doing so, encourage new lending to consumers and small businesses.

The terms and conditions of TALF were initially published to the FRBNY's website (http://www.ny.frb.org/markets/talf.html) in November 2008, and various updates have been subsequently published. TALF will cease making new loans on December 31, 2009, unless the Board elects to extend the facility.

Eligible Borrowers and Eligible Collateral

Under TALF, the FRBNY will provide nonrecourse loans, each in a minimum principal amount of $10 million, to "Eligible Borrowers" that pledge "Eligible Collateral" as security therefor.[4] An "Eligible Borrower" is: (i) a business entity or institution organized under the laws of the U.S. or any State or territory thereof and conducts significant operations or activities within the United States, including any U.S. organized subsidiary of such an entity; (ii) a U.S. branch or agency of a foreign bank (other than a foreign central bank) that maintains reserve with a Federal Reserve Bank; or (iii) an investment fund[5] that is U.S.-organized and managed by an investment manager that has its principal place of business in the U.S., in each case that

[3] On February 10, 2009, as part of the United States Department of the Treasury's Consumer & Business Lending Initiative within the new Financial Stability Plan, it was announced that Treasury and the Board had agreed to work together to expand TALF to up to $1 trillion in size, including an expansion of eligible asset categories. Any such expansion will occur after the operationalization of the existing $200 billion TALF program.

[4] Each borrower will make basic representations as to its eligibility to borrow under TALF, the eligibility of the collateral it is providing, the enforceability of the TALF loan documents and the validity of the security interest being granted. The inaccuracy of any of these representations, or the failure by a borrower to substitute eligible collateral for collateral that has become ineligible, shall result in the non-recourse feature of the loans ceasing to apply with respect to such borrower.

[5] An "investment fund" is defined as any type of pooled investment vehicle, including a hedge fund, a private equity fund, a mutual fund or any vehicle that primarily invests in Eligible Collateral, including newly-formed entities.

maintains an account relationship with one of the Primary Dealers. Any entity that is controlled by a foreign government or is managed by an investment manager controlled by a foreign government does not qualify as an "Eligible Borrower." "Eligible Collateral" includes U.S. dollar denominated ABS in an Eligible Category (i) that are rated at least AAA from two or more rating agencies, (ii) that were issued after January 1, 2009, (iii) as to which substantially all of the underlying credit exposures are to U.S. domiciled obligors and were originated on or after a specified date (which varies based on the category of ABS), and (iv) as to which the sponsor has agreed to comply with, or already be subject to, the executive compensation requirements in section 111(b) of the Emergency Economic Stabilization Act of 2008.

Role of the Primary Dealer

For all purposes of TALF, including requests for and disbursements of loans, the pledging and delivery of collateral, and payments of interest and principal, each Eligible Borrower will be required to interface with the FRBNY through a Primary Dealer with which it has established an account. The Primary Dealers will act as agents for their respective Eligible Borrowers with respect to all aspects of TALF and, in particular, will bind the Eligible Borrowers to the terms and conditions of the TALF loan documentation pursuant to prior written authorization from each Eligible Borrower for whom it is acting. The Primary Dealers will have no liability for the obligations of their respective borrowers, and the FRBNY will have no recourse to the Primary Dealers, except with respect to breaches of certain fundamental representations. The Primary Dealers will not borrow from the FRBNY for onlending to borrowers.

In connection with their agent role, the Primary Dealers will be expected to (i) perform customary "know your customer" processes on their borrowers, (ii) determine whether each prospective borrower is an "Eligible Borrower," (iii) perform certain screening procedures to establish the eligibility of collateral proposed to be pledged by their borrowers (based upon a review of the offering materials for the relevant ABS), (iv) keep records of the loans made to, and the collateral pledged by, each of their borrowers, and (v) receive and deliver TALF-related notices on behalf of their borrowers. In addition, all payments in respect of interest and principal on the underlying collateral that are to be paid to a borrower (as described below) shall be paid by the custodian to such borrower's Primary Dealer, for further distribution to that borrower.

Loans and Loan Procedures

On a fixed day each month, Eligible Borrowers, acting through their Primary Dealers, will be able to request loans under TALF. Each such loan will have a maturity of three years, will bear interest at either a fixed or floating rate, payable monthly, and will be secured by Eligible Collateral having a "Collateral Value" of not less than the amount of the loan. The "Collateral Value" attributable to any item of Eligible Collateral will be calculated based on a discount to the market value of such Eligible Collateral, with such discount (or "haircut") to be established by the FRBNY for each category of Eligible Collateral. To encourage borrowers to purchase Eligible Collateral, the interest rate spreads applicable to the loans will be set by the

FRBNY at a level higher than that which would exist in normalized market conditions, but lower than prevailing market rates.

Loans made under TALF will be prepayable at the borrower's option (in whole or in part). Receipts in respect of interest and principal on the collateral will be applied, respectively, to the payment of interest and principal on the loans. In certain circumstances, excess interest and/or a portion of principal receipts will be disbursed to the borrowers through the Primary Dealers. Consistent with the nonrecourse nature of the loans, the borrowers will have a continuing right to surrender the collateral for any loan to the FRBNY in full satisfaction thereof.

Justification for the Relief Requested

Section 36 of the Exchange Act requires that an exemption granted under that provision must be "necessary or appropriate in the public interest" and "consistent with the protection of investors." The relief requested is readily justified under these criteria.

The relief is necessary and appropriate in the public interest. The TALF program is intended to have the effect of unblocking the flow of funds into certain asset classes as to which new investment has ground to a virtual halt. This is a critical objective in the Government's overall strategy to stabilize and revitalize the nation's economy. Because the FRBNY lacks the administrative and operational resources to prudently administer certain important aspects of the program without support from the Primary Dealers, a group used extensively by the Federal Reserve for the implementation of monetary policy, it has structured the program documentation to place significant reliance upon the Primary Dealers. The FRBNY's objective of encouraging maximum participation by each Primary Dealer would be undermined if a Primary Dealer is not permitted to perform its role under TALF when it is also acting as an underwriter or selling group member with respect to a particular issue of ABS that is to serve as Eligible Collateral for a TALF loan.

The relief is also consistent with investor protection. A number of features of the TALF loans, and the context in which they are extended, promote this objective. First, unlike most ordinary margin credit, TALF loans are nonrecourse to the borrower, and therefore the FRBNY may not proceed against the borrower for collection of the loan balance, irrespective of the market value or performance of the underlying collateral.[6] Second, natural persons do not qualify as Eligible Borrowers, only legal entities. Third, the minimum loan size of $10 million will effectively preclude small investors from participation in the program. Fourth, Eligible Borrowers must maintain accounts at Primary Dealers. Accordingly, the Primary Dealers will have to consider their own "suitability" obligations in relation to transactions which they recommend to their customers. These features of the program should serve as important checks and balances to limit inappropriate risks to investors.

[6] See footnote 4 for a discussion of the limited circumstances in which the non-recourse feature of the loans would cease to apply with respect to a borrower.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 720-5035 or Sandra Lee at (212) 720-7798.

Sincerely,

Thomas C. Baxter, Jr.
General Counsel and
Executive Vice President

END